April 26, 2023

Ms. Christie Wong and Mr. Brian Cascio
Office of Industrial Applications and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Aveanna Healthcare Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 16, 2023
File No. 001-40362

Dear Ms. Wong and Mr. Cascio:

On behalf of Aveanna Healthcare Holdings Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated to the Company in the Staff’s letter, dated April 20, 2023, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Form 10-K”) filed with the Securities and Exchange Commission on March 16, 2023.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Non-GAAP Financial Measures, page 67

1.
In future filings, please revise to reconcile the non-GAAP measure “Field Contribution” and “Field Contribution Margin” to the most comparable GAAP measure, which appears to be gross margin, even if it is not presented on the face of the Consolidated Statement of Operations. Please also revise the similar reconciliation in Exhibit 99.1 to your Form 8-K.

In response to the Staff’s comment, the Company will reconcile the non-GAAP measure Field Contribution and Field Contribution Margin to Gross Margin in its future filings, as well as in each earnings release furnished as Exhibit 99.1 to a Current Report on Form 8-K.

If you have any questions or comments concerning this response or require any additional information, please do not hesitate to call the undersigned at (770) 441-1580.

Sincerely,

Aveanna Healthcare Holdings Inc.

By:	/s/ David Afshar
David Afshar
Chief Financial Officer